Exhibit 99.1

Aurora Mobile Limited Announces Second Quarter 2021

Unaudited Financial Results

SHENZHEN, CHINA, September 9, 2021 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ: JG), a leading mobile developer service provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Financial Highlights (SAAS Businesses# only)

•	Revenues were RMB89.0 million (US$13.8 million), an increase of 34% year-over-year.

•	Gross profit was RMB67.4 million (US$10.4 million), an increase of 33% year-over-year.

•	Gross margin was 75.7%, compared with 76.4% in the same quarter of 2020.

# SAAS Businesses include both the Developer Services and Vertical Applications. Starting from the first quarter of 2021, the Company only has revenues from SAAS Businesses.

Second Quarter 2021 Financial Highlights (for the Group as a whole, where for the comparative second quarter in 2020, contribution from Targeted Marketing business was included)

•	Revenues were RMB89.0 million (US$13.8 million), a decrease of 32% year-over-year.

•	Cost of revenues was RMB21.6 million (US$3.3 million), a decrease of 72% year-over-year.

•	Gross profit was RMB67.4 million (US$10.4 million), an increase of 26% year-over-year.

•	Total operating expenses were RMB105.3 million (US$16.3 million), an increase of 7% year-over-year.

•	Net loss was RMB29.3 million (US$4.5 million), compared with a net loss of RMB40.4 million for the same quarter last year.

•	Adjusted net loss (non-GAAP) was RMB23.6 million (US$3.7 million), compared with a RMB32.1 million adjusted net loss for the same quarter last year.

•	Adjusted EBITDA (non-GAAP) was negative RMB13.3 million (US$2.1 million), compared with a negative RMB18.3 million for the same quarter last year.

Second Quarter 2021 Operational Highlights

•

Number of mobile apps utilizing at least one of the Company’s developer services, or the cumulative app installations, increased to approximately 1,761,000 as of June 30, 2021 from approximately 1,553,000 as of June 30, 2020.

•	Number of monthly active unique mobile devices increased to 1.42 billion in June 2021 from 1.38 billion in June 2020.

•	Cumulative SDK installations increased to 52.5 billion as of June 30, 2021 from 40.6 billion as of June 30, 2020.

•	Number of paying customers increased to 2,634 in the second quarter of 2021 from 2,396 in the second quarter of 2020.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “This was the second quarter where we operated exclusively under the pure SAAS business model and our business transformation continued to pay off. We delivered strong results with revenues, gross profit, and gross margin increased substantially while Adjusted EBITDA improved 27% from a year ago demonstrating our strong operating leverage. Additionally, the number of SAAS Businesses paying customers increased to 2,634 from 2,281 a year ago, up 15% year-over-year.

Revenues from our SAAS Businesses continued their strong growth momentum this quarter, mainly due to the 34% growth in both Developer Services and Vertical Applications. The successful transition into the pure SAAS business model since the beginning of 2021 has helped us to deliver two consecutive quarters with gross margin above 75%, a significant improvement from 41% a year ago. The strong gross profit growth of our SAAS Businesses was mainly driven by revenue growth of 34% year-over-year.

We continued to see strong market demand for our new products, namely JG UMS (“Unification Messaging System”) and JG VAAS (“Video-as-a-Service”) since their respective launches. The current and potential customers for these products come from a wide and diversified number of industries, including finance, medical and healthcare, media, short video content providers, social networks, e-commerce platforms and more. We also recently launched a free version of JG UMS to give potential customers a trial opportunity before converting them into paying customers. We expect the launch of the free version to accelerate the go-to-market process for our JG UMS product.

On the product innovation front, we recently introduced a “smart push” version of our JPush service, which added a new post push analytical functionality to the integrated platform. With this new post-analytical function, developers are given message delivery data from different levels and the ability to review the full push message delivery cycle. We believe this new functionality will help app developers to create more reliable, comprehensive and intelligent toolkits, which in-turn will increase the delivery rates and click-through rates of the push messages by providing a much more accurate push strategy based on learnings from past results.”

Mr. Fei Chen, President of Aurora Mobile, added, “Revenues from Developer Services reached RMB61.2 million, a robust 34% and 17% growth, on a year-over-year and quarter-over-quarter basis respectively. The year-over-year revenue growth was fueled by strong growth of 22% in Subscription Services and 57% growth in Value-added-services (“VAS”).

Subscription Services revenues were RMB37.5 million, an increase of 22% year-over-year, primarily driven by new customer acquisition. In addition, we continued cross-selling various non-push subscription products (such as JVerification, JSMS, JAnalytics) to our customers in an effort to increase our subscription uptake via multiple product lines. This effort has delivered solid results as the revenue contribution of non-push subscription products increased to 38% from 32% a year ago.

Value-added-services within Developer Services, which include revenues from JG Alliance products and Advertisement SAAS, once again delivered a set of impressive results where revenues grew by 57% year-over-year to RMB23.6 million from RMB15.1 million in Q2’2020 and by 26% quarter-over-quarter from RMB18.8 million in Q1’2021. We continued to see very strong and solid demand for our JG Alliance products.

On the supply side of the JG Alliance, we continued to sign up more mobile apps in order to grow this traffic pool. The total number of apps within our network exceeded 340 compared to 280 in Q1’2021, representing a 23% growth quarter-over-quarter. As a result of apps growth within the traffic pool, the DAU within our network has increased by 20% to 180 million from 150 million in Q1’2021. On the demand side, we continued to see strong demand from mini-program developers which contributed close to 40% of JG Alliance’s revenues. To further expand market reach and shorten the go-to-market process, we have used ad agencies to help us cover a broader customer base, while our direct sales team focused on serving large KA customers.

Vertical Applications revenues which include Financial Risk Management, Market Intelligence and iZone grew by 34% year-over-year as demand continued to recover from the impact of the pandemic, with the majority of the revenue growth coming from the Financial Risk Management business. In the Financial Risk Management business, revenues increased significantly by 42% year-over-year with the help of the 55% growth in ARPU. This quarter, we recorded the highest quarterly revenues, compared with results since the beginning of COVID-19 in Q1’2020. We continued to see strong demand for this product from KA customers such as banks and licensed financial institutions.”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “For the second quarter of 2021, we delivered another set of solid financial results. For year-over-year comparison, our SAAS Businesses revenues increased significantly by 34% and group gross margin improved from 41% to 75.7%, a direct result of gross margin this quarter being 100% contributed by high-margin SAAS Businesses. As a result, our Adjusted EBITDA improved by 27%, which continues to demonstrate the scalability of our business model.

As we have shifted away from the legacy Targeted Marketing services to focus on the SAAS Businesses along with the company-wide focus on improving collection, our AR turnover days decreased significantly from 59 days in Q2’2020 to 38 days this quarter. Our total deferred revenue balance, which represents cash collected in advance from customers, exceeded RMB100.0 million at quarter-end for the fifth consecutive quarter. As of June 30, 2021, the balance was RMB111.5 million.”

Second Quarter 2021 Financial Results

Revenues were RMB89.0 million (US$13.8 million), a decrease of 32% from RMB130.8 million in the same quarter of last year, mainly due to a 100% decrease in revenues from the legacy Targeted Marketing business as the Company exited this business by the end of 2020, and offset by the strong growth in revenues of 34% from both Developer Services and Vertical Applications. In particular, the revenues from Value-added-services within Developer Services increased by 57% compared to the same quarter of last year.

Cost of revenues was RMB21.6 million (US$3.3 million), a decrease of 72% from RMB77.1 million in the same quarter of last year. The decrease was mainly due to the decrease in media cost of RMB52.6 million as the Company has completely exited from the legacy Targeted Marketing business by the end of 2020.

Gross profit was RMB67.4 million (US$10.4 million), an increase of 26% from RMB53.7 million in the same quarter of last year despite revenues decreased by 32% on a year-over-year basis. This is the result of our successful strategic shift in focus from a low margin legacy Targeted Marketing model to a high margin pure SAAS business model. Gross profit in the second quarter of 2021 was 100% contributed from SAAS Businesses.

Total operating expenses were RMB105.3 million (US$16.3 million), an increase of 7% from RMB98.8 million in the same quarter of last year.

•

Research and development expenses were RMB54.3 million (US$8.4 million), an increase of 16% from RMB47.0 million in the same quarter of last year, mainly due to a RMB1.7 million increase in personnel costs and a RMB6.7 million increase in bandwidth and cloud cost to support the expansion of SAAS Businesses. The impact was partially offset by a RMB0.8 million decrease in depreciation.

•

Sales and marketing expenses were RMB27.0 million (US$4.2 million), an increase of 1% from RMB26.8 million in the same quarter of last year, mainly due to a RMB1.1 million increase in marketing expense and a RMB0.8 million increase in travel expense. The impact was partially offset by a RMB1.6 million decrease in personnel costs.

•

General and administrative expenses were RMB23.9 million (US$3.7 million), a decrease of 4% from RMB25.0 million in the same quarter of last year, mainly due to a RMB1.2 million decrease in bad debt provision which was the result of our company-wide concerted focus on strict financial control measures.

Loss from operations was RMB37.9 million (US$5.9 million), compared with RMB45.1 million in the same quarter of last year.

Net Loss was RMB29.3 million (US$4.5 million), compared with RMB40.4 million in the same quarter of last year.

Adjusted net loss (non-GAAP) was RMB23.6 million (US$3.7 million), compared with RMB32.1 million in the same quarter of last year.

Adjusted EBITDA (non-GAAP) was negative RMB13.3 million (US$2.1 million) compared with negative RMB18.3 million for the same quarter of last year. This was also our best Adjusted EBITDA performance since the first quarter of 2020.

The cash and cash equivalents, restricted cash and short-term investment were RMB297.2 million (US$46.0 million) as of June 30, 2021 compared with RMB436.2 million as of December 31, 2020. The decrease was primarily due to convertible notes valued at US$35.0 million were fully redeemed in April 2021.

Business Outlook

Our new full year 2021 revenue guidance is in the range of RMB342.0 million to RMB360.0 million, representing growth of 33% to 40% year-over-year compared with last year, and guidance for our full year gross margin remains above 70%. The update is primarily due to the revised outlook for our JG Alliance business. The use of third-party agents for our Developer Services (Value-added-services) business has caused a change in the accounting method for our revenues from gross revenues to net revenues, net of any agent rebates. In addition, due to the recent macro environment uncertainties some of our potential JG Alliance partners have temporarily delayed joining and integrating with our traffic supply network. However, the longer-term outlook for the JG Alliance remains unchanged and we still expect it to be our main growth driver going forward.

Please note that, for meaningful comparison purposes, the prior year revenue number used to calculate the growth percentage excludes revenues from Targeted Marketing business. The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Update on Share Repurchase

As of June 30, 2021, the Company had repurchased a total of 920,606 ADS. No ADS were repurchased during the second quarter in 2021.

Conference Call

The Company will host an earnings conference call on Thursday, September 9, 2021 at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Beijing time on the same day).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants must register in advance to join the conference using the link provided below. Please dial in 15 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/1894657

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 p.m. U.S. Eastern Time, September 16, 2021.

The dial-in details for the replay are as follows:

International:	+61 2 8199 0299

U.S. Toll Free:	1-855-452-5696

Passcode:	1894657

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at http://ir.jiguang.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net loss and adjusted EBITDA, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation and change in fair value of foreign currency swap contract. The Company defines adjusted EBITDA as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, income tax expenses, share-based compensation and change in fair value of foreign currency swap contract.

The Company believes that adjusted net loss and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss.

The Company believes that adjusted net loss and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SAAS business model; its ability maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading mobile developer service provider in China. Aurora Mobile is committed to providing efficient and stable push notification, one-click verification, and APP traffic monetization services to help developers improve operational efficiency, grow and monetize. Meanwhile, Aurora Mobile’s vertical applications have expanded to market intelligence and financial risk management, empowering various industries to improve productivity and optimize decision-making.

For more information, please visit http://ir.jiguang.cn/.

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4566 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2021.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2020	March 31, 2021	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	130,794	76,648	88,961	13,778	257,018	165,609	25,650
Cost of revenues	(77,130)	(18,502)	(21,586)	(3,343)	(162,014)	(40,088)	(6,209)

Gross profit	53,664	58,146	67,375	10,435	95,004	125,521	19,441

Operating expenses
Research and development	(46,977)	(51,907)	(54,312)	(8,412)	(88,371)	(106,219)	(16,451)
Sales and marketing	(26,782)	(26,884)	(27,020)	(4,185)	(51,998)	(53,904)	(8,349)
General and administrative	(25,046)	(22,750)	(23,942)	(3,708)	(51,520)	(46,692)	(7,232)

Total operating expenses	(98,805)	(101,541)	(105,274)	(16,305)	(191,889)	(206,815)	(32,032)

Loss from operations	(45,141)	(43,395)	(37,899)	(5,870)	(96,885)	(81,294)	(12,591)

Foreign exchange (loss)/gain, net	(31)	(4)	(1,500)	(232)	9	(1,504)	(233)
Interest income	1,390	1,588	1,742	270	2,994	3,330	516
Interest expense	(2,998)	(2,774)	(2,204)	(341)	(5,930)	(4,978)	(771)
Other income	5,923	4,399	8,699	1,347	7,446	13,098	2,029
Change in fair value of structured notes	421	20	—	—	920	20	3
Change in fair value of foreign currency swap contract	—	—	1,905	295	—	1,905	295

Loss before income taxes	(40,436)	(40,166)	(29,257)	(4,531)	(91,446)	(69,423)	(10,752)

Income tax expenses	—	—	(11)	(2)	—	(11)	(2)

Net loss	(40,436)	(40,166)	(29,268)	(4,533)	(91,446)	(69,434)	(10,754)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2020	March 31, 2021	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to Aurora Mobile Limited’s shareholders	(40,436)	(40,166)	(29,268)	(4,533)	(91,446)	(69,434)	(10,754)
Net loss attributable to common shareholders	(40,436)	(40,166)	(29,268)	(4,533)	(91,446)	(69,434)	(10,754)

Net loss per share, for Class A and Class B common shares:
Class A Common Shares - basic and diluted	(0.52)	(0.51)	(0.37)	(0.06)	(1.18)	(0.88)	(0.14)
Class B Common Shares - basic and diluted	(0.52)	(0.51)	(0.37)	(0.06)	(1.18)	(0.88)	(0.14)
Shares used in net loss per share computation:
Class A Common Shares - basic and diluted	60,234,587	61,392,170	61,799,298	61,799,298	60,190,846	61,668,577	61,668,577
Class B Common Shares - basic and diluted	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive income/(loss)
Foreign currency translation adjustments	47	(534)	1,188	184	(733)	654	101
Total other comprehensive income/(loss), net of tax	47	(534)	1,188	184	(733)	654	101

Comprehensive loss	(40,389)	(40,700)	(28,080)	(4,349)	(92,179)	(68,780)	(10,653)

Comprehensive loss attributable to Aurora Mobile Limited	(40,389)	(40,700)	(28,080)	(4,349)	(92,179)	(68,780)	(10,653)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	356,115	102,854	15,930
Restricted cash	115	164,356	25,456
Derivative assets	100	1,905	295
Short-term investments	80,000	30,000	4,646
Accounts receivable	44,886	38,140	5,907
Prepayments and other current assets	49,013	51,467	7,971

Total current assets	530,229	388,722	60,205

Non-current assets:
Long-term investments	168,526	167,979	26,017
Property and equipment, net	73,522	75,486	11,691
Intangible assets, net	9,519	7,555	1,170
Other non-current assets	5,631	2,921	452

Total non-current assets	257,198	253,941	39,330

Total assets	787,427	642,663	99,535

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	—	150,000	23,232
Accounts payable	16,592	13,659	2,116
Deferred revenue and customer deposits	109,182	106,265	16,458

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
Accrued liabilities and other current liabilities	109,136	90,573	14,027
Convertible notes	225,229	—	—

Total current liabilities	460,139	360,497	55,833

Non-current liabilities:
Deferred revenue	6,049	5,233	810
Other non-current liabilities	—	2,554	396

Total non-current liabilities	6,049	7,787	1,206

Total liabilities	466,188	368,284	57,039

Shareholders’ equity
Common shares	48	49	8
Additional paid-in capital	988,812	1,010,731	156,542
Accumulated deficit	(678,434)	(747,868)	(115,830)
Accumulated other comprehensive income	10,813	11,467	1,776

Total shareholders’ equity	321,239	274,379	42,496

Total liabilities and shareholders’ equity	787,427	642,663	99,535

AURORA MOBILE LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30,	March 31,	June 30,		June 30,	June 30,
	2020	2021	2021		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(40,436)	(40,166)	(29,268)	(4,533)	(91,446)	(69,434)	(10,754)
Add:
Share-based compensation	8,292	11,508	7,528	1,166	16,111	19,036	2,948
Change in fair value of foreign currency swap contract	—	—	(1,905)	(295)	—	(1,905)	(295)

Adjusted net loss	(32,144)	(28,658)	(23,645)	(3,662)	(75,335)	(52,303)	(8,101)

Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(40,436)	(40,166)	(29,268)	(4,533)	(91,446)	(69,434)	(10,754)
Add:
Income tax expenses	—	—	11	2	—	11	2
Interest expense	2,998	2,774	2,204	341	5,930	4,978	771
Depreciation of property and equipment	9,768	6,378	7,028	1,088	18,648	13,406	2,076
Amortization of intangible assets	1,094	1,091	1,099	170	2,157	2,190	339

EBITDA	(26,576)	(29,923)	(18,926)	(2,932)	(64,711)	(48,849)	(7,566)
Add:
Share-based compensation	8,292	11,508	7,528	1,166	16,111	19,036	2,948
Change in fair value of foreign currency swap contract	—	—	(1,905)	(295)	—	(1,905)	(295)

Adjusted EBITDA	(18,284)	(18,415)	(13,303)	(2,061)	(48,600)	(31,718)	(4,913)

AURORA MOBILE LIMITED

UNAUDITED SAAS BUSINESSES REVENUE

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30,	March 31,	June 30,		June 30,	June 30,
	2020	2021	2021		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of SAAS Businesses Revenue to Total Revenue
Developer Services	45,775	52,440	61,168	9,474	77,216	113,608	17,596

Subscription	30,724	33,676	37,538	5,814	55,665	71,214	11,030
Value-Added Services	15,051	18,764	23,630	3,660	21,551	42,394	6,566
Vertical Applications	20,711	24,208	27,793	4,304	38,520	52,001	8,054

Total SAAS Businesses Revenue	66,486	76,648	88,961	13,778	115,736	165,609	25,650

Add:
Targeted Marketing Revenue	64,308	—	—	—	141,282	—	—
Total Revenue	130,794	76,648	88,961	13,778	257,018	165,609	25,650

SAAS Businesses Gross Profits[1]	50,783	58,146	67,375	10,435	87,197	125,521	19,441
SAAS Businesses Gross Margin[2]	76.4%	75.9%	75.7%	75.7%	75.3%	75.8%	75.8%

[1]	Our SAAS Businesses Gross Profits is calculated after excluding the Targeted Marketing gross profit (which is calculated as revenue less media cost) from the Group’s total gross profit.
[2]	Our SAAS Businesses Gross Margin is calculated by dividing the SAAS Businesses Gross Profit by SAAS Businesses Revenue.